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                              September 27, 2022

       Olivia He
       Chief Executive Officer
       DT Cloud Acquisition Corp
       30 Orange Street
       London, United Kingdom WC2H 7HF

                                                        Re: DT Cloud
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed August 31,
2022
                                                            File No. 333-267184

       Dear Ms. He:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 31, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from
 Olivia He
DT Cloud Acquisition Corp
September 27, 2022
Page 2
       completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Cover Page

2. We note that you may extend the time in which to complete an initial business combination up to an additional 9 months by placing money in the trust each month.
       Please clarify whether this amount will increase the amount per share in the trust available in the event shareholders seek to redeem their shares, and if so, please disclose the maximum amount per share available if you utilize the entire extension period. Also indicate with the amount per share added to the trust for each one month extension.
Enforceability of Civil Liabilities, page 53

3. Please expand your disclosure in this section to identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor from the risk factor
       "Because we are incorporated under the laws of the Cayman Islands ..." on page 39.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                              Sincerely,
FirstName LastNameOlivia He
                                                              Division of
Corporation Finance
Comapany NameDT Cloud Acquisition Corp
                                                              Office of Real
Estate & Construction
September 27, 2022 Page 2
cc:       Lawrence Venick, Esq.
FirstName LastName